VK 3/10/04

AH 3/8/2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04004605

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. SECTION

SEC FILE NUMBER
8- 53597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARLINS CAPITAL, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6400 Congress Ave Suite 2700
(No. and Street)

Boca Raton (City) Florida (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melinda Wolfe (561) 443-2784
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jonathan Honig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marlins Capital LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KURT VALMOND
MY COMMISSION # DD 208514
EXPIRES: May 1, 2007
Bonded Thru Notary Public Underwriters

[signature]
Signature

Managing Member
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARLINS CAPITAL, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2003

MARLINS CAPITAL, LLC

FINANCIAL STATEMENTS

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Members of
Marlins Capital, LLC

We have audited the accompanying statement of financial condition of Marlins Capital, LLC as of December 31, 2003 and the related statements of income, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the members, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marlins Capital, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Graf Repetti + Co. LLP

New York, New York
January 29, 2004

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

MARLINS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash - Note 1	$ 739,005
Cash - Restricted - Note 7	200,000
Receivable from broker-dealers and clearing organizations	71,299
Securities owned, at market value	126,068
Securities owned, not readily marketable, at estimated fair value	25,000
Other assets	10,587
Total Current Assets	1,171,959
Property and equipment - Net - Note 3	71,833
Total Assets	$ 1,243,792

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Securities sold, not yet purchased, at market value	$ 1,854
Payable to broker-dealers and clearing organizations	104,868
Accounts payable, accrued expenses and other liabilities	173,965
Total Current Liabilities	280,687
Members' Equity	963,105
Total Liabilities and Members' Equity	$ 1,243,792

See accompanying notes to financial statements.

MARLINS CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Net trading gains - Note 1	$ 1,336,855
Commissions	121,642
Less: Clearing costs and trading fees	(200,267)
Net Revenues	1,258,230
EXPENSES	
Salaries and payroll taxes	605,083
Communications and data processing	280,712
Pension contributions	95,615
Auto, travel and entertainment	49,095
Rent	35,100
Professional fees	25,053
Office expense	17,575
Telephone	16,063
Depreciation	14,066
Insurance	7,973
Postage and delivery	4,879
Charitable contributions	4,260
Licenses and permits	3,914
Printing and reproduction	2,528
Dues and subscriptions	2,131
Bank service charges	1,848
Advertising and promotion	890
Miscellaneous	450
Total Expenses	1,167,235
Net Income from Operations Before Other Income (Expenses)	90,995
OTHER INCOME AND (EXPENSES)	
Interest income	4,446
Dividend income	420
Other income	5,800
Interest expense	(6,279)
Total Other Income (Expenses)	4,387
Net Income	$ 95,382

See accompanying notes to financial statements.

MARLINS CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 95,382
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	14,066
Changes in current operating items:	
Increase in receivable from broker-dealers and clearing organizations	(71,299)
Decrease in securities owned, at market value	584,577
Increase in other assets	11,317
Decrease in payable to broker-dealers and clearing organizations	(612,776)
Increase in accounts payable, accrued expenses and other liabilities	819
Net Cash Provided by Operating Activities	22,086
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(26,049)
Net Cash Used in Investing Activities	(26,049)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' distributions	(721,337)
Net Decrease in Cash	(725,300)
Cash - Beginning of Year	1,664,305
Cash - End of Year	$ 939,005

See accompanying notes to financial statements.

MARLINS CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

Members' Equity - Beginning of Year	$ 1,589,060
Net income	95,382
Members' distributions	(721,337)
Members' Equity - End of Year	$ 963,105

See accompanying notes to financial statements.

MARLINS CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

Marlins Capital, LLC (the "Company") was established as a Limited Liability Company in the State of Florida on February 15, 2001. The Company is a registered broker-dealer in accordance with the rules of the Securities and Exchange Commission and was approved as a member of the National Association of Securities Dealers, Inc. on March 21, 2002. Marlins Capital, LLC is also a member of the Securities Investment Protection Corporation ("SIPC").

The Company's activities include trading securities for their own account and between institutional clients as an introducing broker-dealer. During the year ended December 31, 2003, the Company carried a securities account for one customer. All custodial and clearing functions are performed by another broker-dealer on a fully disclosed basis.

B. Method of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual method of accounting for financial statement presentation. Securities transactions are recorded on a trade date basis and valued at market. Net trading gains as reported on the statement of income include both realized and unrealized gains and losses.

C. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

E. Income Taxes

As a Limited Liability Company ("LLC"), the Company is taxed as a partnership. There is no provision for federal or state income taxes on the earnings of the Company as such; earnings will flow through directly to its members.

F. Financial Risks

The Company is subject to market risk and credit risk. Market risk is the potential loss the Company may incur as a result of changes in the market value of its investments. Credit risk is the possibility that the Company may incur a loss from the failure of a counterparty to make payments according to the terms of a contract.

2. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least the greater of $100,000 or a minimum dollar amount computed under the alternative method. At December 31, 2003, the Company's net capital computed in accordance with this rule was $826,637 compared to a minimum requirement of $170,815.

3. PROPERTY AND EQUIPMENT

Fixed assets are assigned the useful lives as specified under the current tax law. Management believes the lives under the tax law are substantially similar to the estimated useful lives required by Generally Accepted Accounting Principles ("GAAP").

Depreciation for the year ended December 31, 2003 is $14,066. The cost and accumulated depreciation for fixed assets are as follows:

Property and Equipment – At Cost

Computers	$ 55,546
Office equipment	11,015
Furniture and fixtures	27,531
	94,092
Less: Accumulated depreciation	(22,259)
Property and Equipment - Net	$ 71,833

MARLINS CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2003

4. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Marlins Holdings LLC ("Parent"). The Company has an agreement with its Parent for the lease of its office facilities. Rent expense paid to the Parent in 2003 was $35,100.

5. RETIREMENT SAVINGS PLAN

The Company has adopted a profit sharing plan. Under the plan, each employee who has completed the required years of service and compensation requirements is eligible to contribute to the plan. The total contribution accrued by the Company for the year ended December 31, 2003 was $95,615.

6. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash. The Company monitors the credit quality of these financial institutions and does not anticipate their non-performance. The Federal Deposit Insurance Corporation insures accounts at each institution up to $100,000. Uninsured funds as of December 31, 2003 amounted to $13,751.

The Company is protected under excess SIPC coverage up to the full net equity value of its brokerage account with its clearing and custodial broker, Jefferies & Company (the "Firm") subject to an overall limit of $9.5 million per customer and an aggregate limit of $100 million for the Firm.

7. CASH – RESTRICTED

The Company's agreement with its clearing organization requires that the Company maintain a minimum of $200,000 in cash and/or marketable securities in its proprietary account.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

To the Members of
Marlins Capital, LLC

We have audited the financial statements of Marlins Capital, LLC for the year ended December 31, 2003 and have issued our report thereon dated January 29, 2004. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co LLP

New York, New York
January 29, 2004

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

SUPPLEMENTAL INFORMATION

MARLINS CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

FOR THE YEAR ENDED DECEMBER 31, 2003

CAPITAL	$ 1,243,792
Less: Non-allowable assets	(107,420)
Liabilities	(280,687)
Net Capital	855,685
Less: Haircuts	(29,048)
Net Capital	826,637
Minimum Net Capital Required	(170,815)
Excess Net Capital	$ 655,822

MARLINS CAPITAL, LLC

STATEMENT PURSUANT TO RULE 17A-5(D) (4)

DECEMBER 31, 2003

No material differences exist between the Computations of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as reported by Marlins Capital, LLC in Part IIA of Form X-17A-5 for the quarter ended December 31, 2003.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Members of
Marlins Capital, LLC

We have audited the financial statements of Marlins Capital, LLC for the year ended December 31, 2003, and have issued our report thereon dated January 29, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by Marlins Capital, LLC that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • **fax** 212. 302. 9660

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Marlins Capital, LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Graf Repetti & Co.

New York, New York
January 29, 2004